EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Violin Memory, Inc.:

We consent to the use of our report dated July 25, 2013, except as to note 14, which is as of September 12, 2013, with respect to the consolidated balance sheets of Violin Memory, Inc. and subsidiaries as of January 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended January 31, 2013, incorporated herein by reference. Our report contains an explanatory paragraph that states that Violin Memory, Inc. has suffered recurring losses from operations and negative cash flows that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Santa Clara, California

September 26, 2013